

Mail Stop 7010

April 29, 2008

By U.S. Mail and Facsimile

Mr. James R. McLaughlin
Chief Financial Officer
Ameron International Corporation
245 South Los Robles Avenue
Pasadena, CA 91101-3638

> **Re:** **Ameron International Corporation**
> **Form 10-K for the Fiscal Year Ended November 30, 2007**
> **Form 10-Q for the Fiscal Quarter Ended March 2, 2008**
> **File No. 001-09102**

Dear Mr. McLaughlin:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended November 30, 2007

General

1.   We note the disclosure on page 4 that your technology is used in the Middle East through affiliated companies. We also note the disclosure on page 21 that the Fiberglass-Composite Pipe Group achieved record sales and profits in 2006 in part as a result of increased shipments to the Middle East from your Asian subsidiary operations. Your 10-K does not indicate specifically whether you sell to persons in Iran, Syria, or Sudan, countries identified as state sponsors of terrorism by the U.S. Department of State and subject to U.S. economic sanctions

and export controls. However, your web site for Bondstrand, Ltd., a joint venture in which you own a 40% interest, includes under the case history section for Bondstrand Glassfiber Reinforced (GRE) pipe systems a list of projects that includes projects in Iran and Sudan.

Please describe for us any past, current, and anticipated operations in, or other contacts with Iran, Syria, or Sudan. Your response should include descriptions of contacts through subsidiaries, joint ventures or distributors, or other indirect arrangements. Describe in reasonable detail the nature and scope of any products, technologies, equipment, components, and services you have provided in each of the three countries, as well as any agreements, commercial arrangements or other contacts with the government, or entities controlled by the government, of any of the three countries.

2.   Please discuss the materiality of any operations and other contacts described in response to the foregoing comment, and whether they would constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the past three fiscal years. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. Similar legislation relating specifically to investment in companies that do business with Iran has been proposed by several other states. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. Several states have adopted or are considering legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan. Harvard University, Stanford University and other academic institutions have adopted similar investment policies. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with countries designated as state sponsors of terrorism.

Your qualitative materiality analysis also should address whether, and the extent to which, the Iranian, Syrian, and Sudanese governments, or persons or entities controlled by any of those governments, receive cash or act as intermediaries in connection with your operations.

Item 9A – Controls and Procedures, page 56

3.   We note that your disclosure controls and procedures are "effective." However, your disclosure does not provide the correct definition of "disclosure controls and procedures" as defined in Exchange Act Rule 13a-15(e). Please confirm to us that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit are recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and are also effective with respect to controls and procedures designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Act are accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. In addition, please revise your future filings to state the full definition of disclosure controls and procedures. Alternatively, you may simply state that your disclosure controls and procedures are effective or ineffective.

Exhibit 99.1 – TAMCO Financial Statements, page 1

4.   We note that the financial statements for TAMCO for the fiscal year ended November 30, 2007 do not include a signed audit opinion from your independent auditors. In this regard, please confirm to us that you have received a signed audit opinion. Additionally, we remind you to include a conformed signed audit report in future filings.

*   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, Anne McConnell, Senior Staff Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief